Filed by Altra Industrial Motion Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altra Industrial Motion Corp

(Commission File No. 001-33209)

Transcript of Altra Industrial Motion Corp. to Combine with Fortive’s Automation & Specialty Platform Conference Call March 7, 2018

Operator:	Good morning and welcome to Altra Industrial Motion Corp and Fortive Corporation’s Conference Call to discuss Altra’s combination with Fortive’s Automation and Specialty platform. All participants are currently in a listen only mode. At this time I would now like to turn the call over to Lisa Curran. Please go ahead.

Lisa Curran:	Thank you, Brandy. Good morning, everyone. And thank you all for joining us. As a reminder a copy of the slide presentation and press release regarding the transaction is available on the investor relations section of both companies websites. Before we begin I would like to remind listeners that our comments today will include some forward-looking statements.

These statements involve a number of risks and uncertainties which are outlined in detail in our reports and filings with the SEC. Actual results may differ materially from those discussed here. Please refer to the information on slide two and three of the presentation for an outline of these risks.

On this call are Carl Christenson, Chairman and CEO of Altra Industrial Motion, Jim Lico, Fortive’s president and CEO, Christian Storch, Altra’s CFO and Chuck McLaughlin, Fortive’s SVP and CFO. With that, I am pleased to turn the call over to Carl.

Carl Christenson:	Thank you, Lisa. And, good morning, everyone. Thank you for joining us today, especially on such short notice. This is an exciting day as we bring together two leaders in our industry combining Altra with four operating companies from Fortive’s Automation and Specialty platform which we will refer to as Fortive A&S.

I’ll start by providing high level details about the transaction and Jim Lico will join me in detailing the merits of the combination to our stakeholders. I will then turn the call over to Christian to over the pertinent financial details. So, let’s get started. Turning now to slide five of the presentation.

Slide five sets out the numerous benefits Jim and I and our respective board of directors saw in this unique business combination. Joining Altra with Fortive’s A&S platform creates a focused global leader in the power transmission and motion control industry that has the scale, financial strength and product portfolio to excel and drive value for shareholders and customers alike.

We’re bring together our strong mechanical and electronic capabilities and engineered power transmission and Fortive’s A&S robust electric, electronic and software content and precision motion control. With the combination we will have an expanded presence across the technology spectrum including several higher growth rate and higher margin categories.

Importantly, the highly complimentary nature of our respective portfolios will position us to drive innovation and better serve our customers. In addition, the pro forma company will serve more diversified end markets such as medical and robotics and will have reduced exposure to cyclical end markets such as mining, renewable energy and oil and gas.

The combination will double Altra’s scale and provide the world class business system to drive continuous improvement in lean manufacturing, leadership and growth. We’re also enhancing our overall financial profile and with substantial free cash flow, we’ll accelerate growth and enable the combined company to quickly delever.

We also expect the transaction to provide achievable cost savings as well as opportunities to expand existing products into additional geographies and markets driving synergies. In short this is a great fit. On slide six you can see highlights of the two businesses side by side.

Slide seven outlines the terms of transaction. A portion of the transaction will be executed through a Reverse Morris Trust. The Fortive A&S business will be split off or spun from Fortive Corporation. That A&S subsidiary will them merge with Altra in a cash and stock transaction with a total value of approximately $3 billion.

Fortive shareholders will own 54 percent of the outstanding shares of the combined company and Altra shareholders will own 46 percent of the company. Altra will acquire the other portion of Fortive A&S through a direct purchase of assets and equity interests and Fortive subsidiaries.

The RMT portion of the transaction is expected to be tax free for both companies and our respective shareholders. An important element of this transaction is the fact that the company will be run by a joint management team that combines the talents of both Altra and Fortive A&S.

I will continue to serve as chairman and CEO of the combined company and Christian Storch will continue as our CFO. Upon completion of the transaction we expect to appoint Pat Murphy Senior V.P. of Fortive’s A&S and Sensing Technology Divisions to the Altra board subject to our governance process.

We will maintain our headquarters in Braintree, Massachusetts. The transaction is subject to customary closing and regulatory conditions including Tax Authority rulings and Altra shareholder approval. We expect the transaction to close by the end of they year.

Before we talk further about the transaction and the future on the combined company let me turn the call over to Jim Lico. Jim?

Jim Lico:	Thanks, Carl. Good morning, everyone. We’re very excited about the opportunity to combine our automation and specialty businesses with Altra. I’m going to talk through the next few slides starting on slide nine – excuse me slide eight. We have great respect for the Altra team and their commitment to continuous improvement in customer satisfaction.

This combination of powerful brands and remarkable people creates an organization well-positioned to capture robust industry 4.0 growth opportunities. This transaction is the unique opportunity in the structure that will benefit all the Fortive and Altra shareholders, customers and employees.

Please turn to slide nine. Fortive’s Automation and Specialty businesses include the market-leading brands of Kollmorgen, Thompson, Portescap, and Jacobs Vehicle Systems. These high-margin businesses generated approximately $907 million in revenue in 2017 and are led by extremely talented teams that have consistently outperformed in their respective markets.

These 4,600 Automation and Specialty employees are well versed in the Fortive business system and I’m confident will continue to drive growth and market-leading innovation in the years to come. On slide 10, you can see the terms of the transaction outlined in this morning’s press release. Before I hand it back over to Carl, let me just underscore how this transaction is a win-win for both Fortive and Altra shareholders who will benefit from substantial value creation.

Fortive shareholders will retain exposure to automation via a majority equity stake in new Altra and participate in deal synergies. Importantly this transaction accelerates Fortive’s portfolio enhancement strategy, provides significant M&A capacity and contributes to the Fortive formula for long-term value creation. And now I’ll turn it back over to Carl.

Carl Christenson:	Thanks, Jim. Moving to slide 13, we’re proud of what we’ve able to accomplish in the past few years and are encouraged by the continuing improvement in the industrial economy. Nearly all of our end markets are growing but at Fortive A&S we’re accelerating our transformation into a premier industrial company, capitalizing on the current demand momentum.

Building on our track record of successfully integrating acquisitions we expect to integrate these businesses seamlessly enabling us to quickly provide a broader suite of solutions to a larger customer base that achieves the projected synergies. Turning to slide 14, as I touched on, the combined company will have a presence from electromechanical capabilities to precision motion control.

By adding engineered servo, direct drive and specialty miniature motor technology along with precision linear automation products and capabilities to Altra’s leading power transmission lineup, we will be better able to drive innovation and grow with our customers.

I also want to highlight that the addition of Jacobs Vehicle Systems engine braking products with Altra’s already strong clutch brake offering will expand the addressable market and provide our customers with the unique portfolio of braking technology. The next three slides capture how together the capabilities and scale of Altra and Fortive A&S platforms will provide a stronger, more competitive platform from which to drive growth.

In short, once this transaction’s complete we will have a broader product portfolio, more diversified end market exposure, increased access to attractive markets and the opportunity to expand existing products manufactured by each company and to additional geographies and markets.

Taking a look at the chart on slide 15, you can see how we are increasing our offering across the technology spectrum. The combination with Fortive A&S moves Altra into higher growth rate and higher margin categories and expands our addressable market by approximately $10 billion.

We are very excited about this combination and what this combination means for our customers and the evolution of the Altra portfolio. Importantly, the business system that both companies utilize is based on elements of the Fortive business system and the Toyota production system.

Both companies have significant engagement with customers to understand their requirements and improvement objectives and our engineers – our engineering team strive to solve problems, provide a more economic solution and assist in developing new products.

Importantly, as slide 16 illustrates, this transaction will diversify our end markets and position Altra to capitalize on new higher growth markets such as medical, new segments of material handling and robotics. At the same time we are reducing our exposure to more cyclical end markets such as mining, renewable energy and oil and gas.

If you turn to slide 17, you can see here that the combined company will have a global footprint to serve customers locally. I can’t emphasize enough the value of being a truly global business. This is a real differentiator. With more than 50 manufacturing facilities, over 25 engineering service centers around the world and approximately 9,300 employees we will serve our customers locally throughout our global footprint.

Importantly, we are positioned to capture the growth opportunities that cross our markets. We will be building on our leading market positions and strong brands in the U.S. and Canada. We will also be capitalizing on the recovering European economic revival and the rising GDP in urbanization that’s driving strong industrial demand in high growth regions of the world.

As many of you know, we have been great – we have been making great progress regarding operational excellence and changing the culture throughout Altra to one of continuous improvement in all aspects of our business. This is another way in which Fortive A&S culture is similar to ours.

Both teams are committed to all functional areas and operations work diligently to improve on time delivery, reduce lead time and provide the best possible quality and services. Fortive’s business system specifically provides best in class tools, knowledge and expertise to drive continuous improvement in lean manufacturing, leadership and growth further enhancing our ability to achieve Altra’s aggressive strategic objectives.

We look forward to benefitting from the best of both companies and reporting on our progress. I’ll now turn the call over to Christian Storch to sum up the financial benefits.

Christian Storch:	Thanks Carl. Turning to slide 20, as Carl mentioned earlier, the transaction will double onto our scale resulting in a stronger balance sheet to support future growth.

The combined company generated 1.8 billion in revenues and approximately $350 million of EBITDA on a pro forma basis prior to synergies for 20 percent margins for the year ending December 31, 2017.

We are excited to create a business that will generate free cash flow in excess of one billion in the next five years. The transaction will be immediately accretive to adjusted earnings per share, excluding the impact of purchase account.

Turning now to synergies, following closing we expect to generate annual synergies, the vast majority of which are cost synergies, for more than $50 million by year four and see additional upside from revenue synergies.

These synergies are expected to result from the application of what is supply chain expertise brought to us by operational excellence program, benefits from purchasing and value add, value engineering, as well as optimization of the combined companies. All these elements provide a unique opportunity for both Altra and Fortive shareholders to participate in the upside the combined companies poised to deliver.

If you turn to slide 22, we have secured $2 billion in committed financing and expect to put permanent financing in place in the form of term loans and unsecured bond offerings. Before close, we have net debt of approximately $1.7 billion or net debt to EBITDA of approximately 4.3 times.

The business is expected to generate substantial free cash flow of more than $1 billion over the next five years, enabling the company to quickly delever. Importantly, we intend to maintain our current dividend policy.

Our policy prioritizes debt paid down until leverage metrics return to the range of two to three times net debt to EBITDA. Given the sales and earnings growth potential as well as the boost to EPS that we expect over time from our deleveraging activities, this is an investment that is clearly attractive from a shareholder perspective. With that, I’ll turn the call back to Carl.

Carl Christenson:	Thanks Christian. Once again, this is a transformational transaction which we expect will provide significant shareholder value, benefit our talented employees and lead to enhanced offerings for our customers.

And turning to slide 23, both companies have cultures focused on strong operating performance and continuous improvement with reputations for deep customer engagement and with these similar philosophies and truly global presence, we expect to advance our capabilities and support entry into higher growth, higher margin markets. We’re confident that we have the right team to first integrate and then execute from the significant value and growth potential in this transaction.

Please turn to slide 24. We’re looking forward to becoming the leading power transmission and motion control company with enhanced scale, broader geographic reach and an unparalleled portfolio of product solutions and to capitalize on the opportunities inherent to this combination to deliver enhanced values for both sets of shareholders.

Thank you all again for joining us today to discuss the transformational announcement and we look forward to working with the Fortive team to complete the transaction as quickly as possible. I’ll now turn the call back over to the operator for questions.

Operator:	Thank you. The floor is now open for questions. At this time if you have a question please press star one on your touch-tone phone. If at any point your question has been answered you may remove yourself from the queue by pressing the pound key.

In the interest of time we do ask that you limit yourself to one question and one follow-up question.

Your first question comes from the line of Steve Tosa of JP Morgan.

Steve Tosa:	Hey guys, good morning.

Carl Christenson:	Good morning Steve.

Steve Tosa:	Can you just talk about some of the visibility on some of the synergies here. I mean I know Fortive from covering you guys, you guys have run a pretty tight ship and a good business, so what are some of the – just the visibilities on some of the synergies?

Carl Christenson:	Yes, so there’s several buckets of synergies. This is Carl speaking and as you know the Fortive Business System is exceptional and there’s several things that we think will drive cost improvements and growth through the implementation of some of the elements of the Fortive Business System in Altra.

In the primary buckets will be in supply chain management and in operational improvements.

Steve Tosa:	OK, and then just I guess maybe both of you can comment, any updates on industrial trends in the quarter? What you guys are seeing in your businesses?

Carl Christenson:	Yes, I’ll start. This is Carl. In January and February for both businesses, the two businesses that we’re combining, which are great businesses, the performance in January and February has been outstanding.

The incoming order rate is strong, the synchronized global economy is doing quite well. So January and February have been very, very good from an incoming order rate and shipments and operating income so far.

Steve Tosa:	And in the Fortive (inaudible), what are you guys seeing?

Jim Lico:	I’ll just add one thing, one thing is just we talked about the fact that through ‘17 we saw continued good industrial economy and I would say that just – to Carl’s point, that just continued.

Steve Tosa:	And Jim, what about the rest of the business?

Jim Lico:	The rest of Fortive?

Steve Tosa:	Yes.

Jim Lico:	Yes, I think what we saw in the fourth quarter, what we put in the guide is right now is consistent with all that. No – couple puts and takes. As you know March is always a really big month for a number of our larger businesses, but so far, things are playing out the way we thought in total.

Steve Tosa:	OK, I’ll hold off in the EMB question. So, congratulations guys.

Jim Lico:	All right. Thanks Steve.

Operator:	Your next question comes from the line of Steven Winoker of UBS.

Steven Winoker:	Thanks and good morning all. Yes, congrats on the combo. I just wanted to push on Steve’s question a little further on the synergies side. I guess on the cost side if I think about it at least just as a percentage of Altra’s sales, this is about five, I don’t know, 5.3 percent or so at the $46 million number and you’re saying it’s supply chain management and operational improvement.

Can you just – I mean you’re right, they’re clearly identified run rate synergies, can you just dig a little more? Are you talking about just supplier consolidation here or are you – I mean what are the things that will give shareholders, current Fortive shareholders, kind of confidence that these are really achievable cost synergies?

Jim Lico:	Yes, I – Steve, it’s Jim. I think a couple things. One, the level of partnership and working together and looking through this over the last, call it, 45 days or so to come up with these plans I think was very good. So, there was a level of diligence and collaboration which was pretty strong. Carl personally invested a tremendous amount of time to visit a number of our facilities – all of our major facilities around the world.

So, I think they have a good sense of the fact that our supply chain practices that we’ve had at Fortive for a long period of time can be applied. The buys that we will now have in the number of the commodities and those kinds of things are going to be larger and certainly going to be able to take advantage of that scale.

There’s value engineering opportunities and expertise that come out of the Fortive Business System. So, those are – I think as Carl highlighted, those are some big parts of the savings. There’s clearly going to be operational improvements that we’ll find through doing some things.

They do a lot more machining, as an example, than we do and so, their ability to sort of see some of those thoughts is good as well. So, I think we’ve got a good – they put together a very good plan of how to achieve the synergies for sure.

Steven Winoker:	OK, those do usually take a little bit of time to roll in and the plan here has – and year – basically year, I guess, year one of a good chunk, 16 million, the quick wins there on the supply chain side or?

Jim Lico:	It’s – the purchasing and procurement savings actually can usually happen pretty quickly and that’s something that we can start to – there’s certain things we can and cannot do until the closing of the transaction at the end of the year.

Those are some things that we can start to put some plans in place, so that when we – when the business is ready to go – when the new company’s ready to go, we can be off and running. So, actually the supply chain things are one of those things.

The – some of the more longer term things, I think they’ve put together a long term plan, as you can see in the slide, that kind of shows how they can roll out the longer term things. But I think the supply chain savings that we described, we can be ready to go at the end of the year when the transaction closes.

Steven Winoker:	OK. And just – sorry, a couple other things. On the revenue synergy front, it’s a little bit unclear to me – it seems like this a diversifying set of segments being pulled together, which is fine. But, are you thinking of bundled sales into some common customers here, is that where you’re thinking in the revenue synergy front?

Carl Christenson:	Yes, a little bit. But one of the big things in our industry is that there’s – you have to have good engineering references when you go into a customer and you have to have demonstrated that you’re capable of performing and I think that to try to get into a new space or a new customer, there’s a lot of resistance.

And so, in a transaction like this where it’s very complementary and you’ve got complementary products going into some similar end markets and then some new end markets, you have instant reference.

So, the customer’s been used to dealing with a company and when you bring a new product in with somebody that has that reference, it’s usually a little bit easier than it is trying to go in on your own. And then – in doing the due diligence, I was really pleased to see the – some of the places that we think we can go get that growth.

The other thing that’s going to drive the growth is the Fortive Business System. So, we started our company in 2004 and we’ve got a very good operational excellence program and one of the things that Fortive has doing a lot longer than we have and one of things that they have extended into is the topline part of driving organic growth through the business system. So, by taking that business system and bringing it to Altra, it’s going to be a tremendous improvement for us and jump start our topline growth – organic topline growth.

Steven Winoker:	OK, great. And just lastly, Jim, $8 billion now. Oh right, you answered this question before, but – on prior calls, but should we be expecting the same kind of bolt-on moves in the portfolio going forward or if we should be thinking bigger chunks now?

Jim Lico:	Well I certainly think we’re very focused on working on this and getting this done, as I said on the call as you referenced Steve, we feel very good about the funnel, the breadth of the funnel, in terms of then number of places we can do some things. As well as the depth, the depth meaning the size of transactions. So, certainly we have more capacity here, that’s what excites us and we feel comfortable we can deploy that capacity over a period of time.

And so we’re excited, we’re excited what this does for our shareholders with the combination of the businesses, we’re also excited about what this does for portfolio transformation for Fortive as well.

As you well know, we’ve been focusing a lot more on software and services and this gives us more firepower to change the portfolio in that regard. Things that we’ve been consistent about communicating since we spun out from Danaher.

Steven Winoker:	OK, great. Best of luck. Thanks.

Jim Lico:	Thanks Steve, have a great day.

Operator:	Your next question comes from the line of Deane Dray of RBC Capital Markets.

Deane Dray:	Thank you. Good morning everyone.

Jim Lico:	Hi Deane.

Deane Dray:	Hey Jim, could you address the eight to nine percent dilution on the transaction and I know you just commented on Steve’s question would be more than offset by a significant increase in M&A, but what’s in the dilution? Is there any stranded cost that you’re assuming there or will that all be cleaned up by year end?

Chuck McLaughlin:	Deane, this is Chuck. That eight to nine percent is assuming that these businesses separated and what the full year impact of pro forma full year impact and so that’s – there’s no unusual cost there. It’s pretty straight forward.

The two levers are that we’ll be giving up some earnings here offset by what we expect to be with the split of a lower share count as we – as some of the Fortive shareholders elect to go with the Altra team.

Deane Dray:	Got it. And could you just clarify at year end, there’s going be a decision whether this is a split-off or a spin-off transaction and what will be the determinance for which direction you take?

Chuck McLaughlin:	Well to – our preference here and our expectation is that it’s going to be a split and be surprised if that’s not how it ends up. Now, there is a mechanism to close that we go to spin. So that gives deal certainty. But, we’re focused on a split.

Deane Dray:	Got it. And then last question is for Jim. At the first analyst meeting out of the blocks with the spin from Danaher, I asked the question about any focus on potential divestitures and I got, at the time, a very categorical no that you weren’t spending any time looking at the divestitures.

So, clearly something has changed. Was this one specific transaction that was the opportunity here or are there other creative – and this is also extremely creative and congratulations to everyone. But, are there any other divestitures that are being contemplated?

Jim Lico:	Well yes, I think what we said was or what I said, I guess, is that we loved the businesses in the portfolio. They were coming from a position of strength and the work that we did to solidify our positions is only stronger today than it was 18 months ago when we first – when we started talking about the separation, Deane, so I think that’s still true today. I think this is really representative of us trying to make some business model transformation in the portfolio, but these are great businesses and they’re going to be in a great place.

And I think the most important thing for us was to make sure that if we were going to do a transaction, we wanted to really – and what we’ve always said, is we’re always going to review our strategy, make sure we understand the things that are going on in the market. There’s certainly been some consolidation in the market place and I think this consolidation gives us a wonderful position in which to build off of with these great businesses.

So I think it’s very consistent. We have some business model transformation going on at Fortive, we’re moving from a position of strength and these businesses are in great shape and they’re in a great home with a management team and a leadership team who understands the industry and is really going to take this to the next level. And I think there’s nothing more exciting and nothing more proud of us when we can do something like that.

Deane Dray:	Great, and congratulations to everyone.

Jim Lico:	Thanks, Deane.

Male:	Thanks, Deane.

Operator:	Your next question comes from the line of Julian Mitchell of Barclays.

Julian Mitchell:	Hi, thank you very much. Congratulations on the deal. I guess one question is just around the transaction multiple. Yes, I think it’s stated in the deck that it’s about 13.6 times last year’s EV EBITDA. I just wondered if there was anything below the EBITDA line in terms of tax or anything around the EV calculation on sort of other liabilities that would effect I guess that transaction multiple?

Chuck McLaughlin:	Hey Julian, this is Chuck. No, there’s nothing below the line, and that 13.5 isn’t after because of the tax re-natures it’s an after tax transaction. I think this is a good value for both sides.

Really a win-win, and the RMT give us this ability to make it so because there’s a great value for what Altra’s getting and the combination there, but also for Fortive, we’d have to sell these business for 16, 17 times without the benefit of that tax respend. So we’re very happy with that, but nothing below the line that changes those economics as we’ve stated.

Julian Mitchell:	Understood, thank you. And then maybe a question for Jim. I guess around the – if I look at the two platforms at Fortive, one might look at the current mix and say there may have been some revenue synergies between, say, the sort of smart factory and automation element within industrial technologies, and then also the IOT mobile worker sensor aspect within professional instrumentation.

So I guess, Jim, would you agree there has been any synergy, and that might be lost as a result of the hiving off of these brands within automation? Or do you think that actually that the experience since the spinoff from Danaher has been a very different businesses with different customer bases?

Jim Lico:	Yes, they’re mostly different. There could be similar places where they’re used, but the customer bases are different. Most of our businesses are selling and partnering with OEM within the design phase and then shipping them as an OEM product.

We’re later maybe doing some troubleshooting, as an example, with a motor in a factory, but there’s very – there’s really almost no synergy. We’ve tried to do some things over the years, but really haven’t really found any.

But on the other hand, if there were some synergies and there were some places where we found we could continue to work together, there’s nothing that would prevent us from doing that.

So I think the partnership that has brought this transaction to form, if you will, and we’ll bring it to closure is one that’s very collaborative, and so I know I probably speak for Carl here to say that if we found something even in the time, we would continue to work on it anyway.

So while there’s not a lot identified, we feel comfortable that there are – the partnership of this transaction would continue to allow for that anyway, Julian.

Julian Mitchell:	Thanks, Jim. And then one last quick one for you again is just a similar type of transaction was executed with NetScout a couple of years ago. You’re on the board of that company. Any sort of learnings around structure or events since that you think help with this transaction announced this morning?

Jim Lico:	Well, I certainly think that – I certainly believe strongly that the experience that we’ve had in doing these types of transactions means that we understand confidently how to get it done between now and close.

So it think the processes, the folks that have worked on it, that is something that, with experience, comes productivity and comes the ability to do that in a high-quality way. So maybe the back office of how this all occurs is really, I think, we have experience in doing that and that’s good.

I think the corollary between any type of transaction like this is akin to acquisitions. Every one has its own opportunity and story, and so we feel really excited about this one from a market perspective.

As we said in some of the prepared remarks we’re – the industrial markets right now are good, and so I think the ability to create new customer relationships like Carl described I think there’s never been a better opportunity. And so I think when we’re really doing this at a time I think that’s going to be very good for both businesses and will inevitably create tremendous value for shareholders.

Julian Mitchell:	Thank you very much.

Jim Lico:	Thanks, Julian.

Operator:	Your next questions comes from the line of Matt Duncan of Stephens.

Matt Duncan:	Hey, good morning, guys. Congrats on the transacation.

Jim Lico:	Morning, Matt.

Christian Storch:	Morning.

Matt Duncan:	Was hoping maybe you could walk us through a little bit more of the details around the earnings accretion here, and Christian, maybe the timing and how accretive is it in year one? You say accretive.

Obviously I understand there’s a lot of questions left to be answered on the amortization calculation, but a rough guesstimate of how accretive this is in year one and once all the synergy’s in place, what does that accretion level look like?

Christian Storch:	Yes, so I think we exclude the effect of purchase accounting. We think this deal will be immediately accretive in the low single-digit range, and that accretion will grow overtime as we, number one, realize the synergies.

If we’re running the synergies, then it will also increase as a result of deleveraging quickly given the tremendous cash flow generation power that this combined entity will have.

So we’re excited about the fact that this is accretive out of the gate with increasing accretion all the time to the deleveraging and the full realization of the synergies.

Matt Duncan:	OK. And then when you look at the makeup of the cost synergies that you’re targeting, obviously in a transaction like this one, some synergies are low hanging fruit and some are a lot harder. Can you maybe break it down that way? Out of 46 million, how much of this is stuff that you don’t have to work all that hard to get, and how much of it is things that’s going to be a little bit harder for you to achieve overtime and maybe some details around what’s in both buckets?

Christian Storch:	Yes, so a couple of comments, Matt. Number one, most of these synergies that we announced are cost synergies. The good news, and I think Jim mentioned that we got nine months to really plan the execution of these synergies. We’ve got a long runway and can go about careful planning jointly with the Fortive team.

We think as it relates to purchasing procurement side that Fortive really has some great expertise that we’ve seen during the due diligence process, and constantly year after year reducing material cost, and that is a skill that we want an average across the Altra portfolio.

And we think that – we’ve talked about us having a procurement project going. That’s what strongly enhanced that capability. So we’re very confident that we can realize that. There’s some cost benefits that we realize quickly as we combine these structures, and then – so we’re very confident that we can quickly with that run rate when we start to realize these benefits.

Matt Duncan:	OK. And the last thing I’ve got is just a couple of below the line things to help us with the merger model here. What are you expecting the tax rate of the combined company to be, annual interest expense, and expected annual DNA?

Christian Storch:	So we expect right now – and this is not set in stone yet. We really have to wait until closing to see what the final structure is going to look like – but a rough estimate at this point that we are using is a 25 percent tax rate for the combined entity.

Matt Dunan:	OK.

Christian Storch:	And when we – what was your question…

Matt Duncan:	And interest expense – annual interest expense and annual DNA?

Christian Storch:	I think I would like to get back to you on that.

Matt Duncan:	OK. Fair enough. All right, congrats again, guys.

Operator:	Your next question comes from the line of Jeff Hammond of KeyBanc Capital Markets.

Jeff Hammond:	Hey. Good morning, guys. Congratulations.

Jim Lico:	Good morning, Jeff.

Jeff Hammond:	So it looks like in the press release it talks about a couple businesses that were excluded. Just can you walk through the rationale of what you decided to include, not include, and particularly how you think Jacobs fit?

Jim Lico:	Yes. Jeff, this is Jim Lico. I think when we were – when Carl and I first started talking, the one business that we didn’t include that’s part of the Fortive platform of automations and specialty is our Hengstler-Dynapar business. Slightly different business, it supports – part of that business makes encoders, but the rest of the business is more broader in sensors.

We have a sensor technology platform that actually Hengstler-Dynapar was in for awhile. It’s a fit there. It also has some synergy with some of the other things we do at Fortive in our Gilbarco Veeder-Root business as well as in our field solutions platform.

So that’s – and I think as Carl and I described, and he can certainly comment on it as well, is that that made a lot of sense and to the extent that there was anything that we could continue to do as a supplier of encoders as an example, we’ve continued to do that through a partnership.

Jeff Hammond:	And as far as Jacobs just in terms of fit and rationale from your perspective, Carl?

Carl Christenson:	Yes. As you know, the Jacobs business is a great business. It’s a – it is a breaking system. We’re the world’s leader in breaking technology for industrial applications. We think that this is a great expansion into a – this certain market expansion.

And when I look at it, Jeff, the engineering capability, the manufacturing technologies, some of the supply chain and the lean are all very similar to what we do today. So I think it’s a very good fit.

Jeff Hammond:	OK, and then just kind of a last one on synergies. Is there a way to think about how these synergies fall on the Altra side versus the Fortive side because it seems like, Carl, from your perspective, you’re getting a lot of their Fortive business system expertise and maybe you can speak to some of the things you think they do particularly well that you can implement on your side?

Carl Christenson:	As you know, Jeff, we have an aggressive plan to get the 15 percent operating income on our own, and I think the way that I look at this, this is – we’re going to get some of the tools that we would have to go build out ourselves.

We’re going to get access to some of those very quickly, much quicker that we could if we were going to build them out. So I think it accelerates our improvement plan and it de-risks that execution risk. So it’s a – this is a really good thing for Altra.

We did not consider that as a synergy, so we had our business improvements, we had the Fortive ANS business improvements, and then we have the synergies as a separate bucket. So that $15 million is not something that we were going to do on our own anyway. This is in addition to.

Jeff Hammond:	OK. Thanks, guys.

Carl Christenson:	All right. Thanks, Jeff.

Operator:	Your next question comes from the line of John Inch of Deutsche Bank.

John Inch:	Hey Jim, you mentioned that – so there aren’t a lot of customer touch point overlap. What about distribution channels? Is there similarity there between the two companies?

Jim Lico:	There – with the remaining Fortive, there are really not that many channel partners that are similar, so I would say that very few channel opportunities or channel dis-synergies, if you will, with this business going over to Altra and us in Fortive staying standalone.

But there are channel synergies with the Altra and ANS businesses I believe. And so there will be some opportunities for better relationships and deeper relationships with channel partnerships.

Carl Christenson:	But with the top of the business and through the industrial distribution channel, there’s some really good – they’ll give us a significant improvement in the amount of revenues we work with our industrial distributers.

John Inch:	Yes, no that makes sense. Chuck, in the 8 to 9 percent dilution, is that assuming that the billion four of cash gets put to work, or does that just sit on the balance sheet? Like what – how should I think about that?

Chuck McLaughlin:	No, that doesn’t assume that we put anything to work. That’s just the – taking the debt down is what’s going to happening and reducing the shares – the reduction of shares from the exchange, that reduces the dilution a little bit to 8 to 9 percent.

But, if we go ahead and deploy this capital back towards M&A then, which we would expect to do going forward, that will reduce the dilution going forward. But 8 to 9 is not assuming we put it back to work.

John Inch:	But it does assume the billion four in cash pays off debt? Is that what you suggest?

Chuck McLaughlin:	Yes.

John Inch:	OK.

Chuck McLaughlin:	Yes, we’ll pay down some debt. It’s in our CP, so there’s not big interest reduction there. But it’s – that’s a bigger deal, however, is our retiring shares.

John Inch:	That makes sense. Was there any contemplation to just buying Altra?

Jim Lico:	I think what we really tried to do here was, John, was to make sure that we were thinking about our long-term strategy. And when we looked at the quality of these business and the industry – what was going on in the industry, first off, what we were trying to do relative to building more software and services and really moving towards that kind of business model, we felt that it was probably in the best interest of our shareholders and in the best interest of these businesses to do the type of transaction that we’re describing today.

And it really gives us a great – great market position. These guys know how to run these kind of businesses and it deepens their – as we mentioned, deepens the relationships with customers and product portfolios described in the prepared remarks.

So I think for us we weren’t going to necessarily be a consolidator of that industry given where our business models going and Altra’s a great partner for which to participate in building out. Building out our position in this industrial market.

John Inch:	Yes that definitely seems opportunistic. Lastly do you guys have any comments on obviously if tariffs role through we’re going to get big increases in the cost of steel and aluminum. How is that factoring into your thinking?

Carl Christenson:	Yes so from our perspective and from the Altra and Fortive A&S perspective, these products are – you know a lot of them are engineered into applications. There’s – in most applications there’s limited competition and so in – over the years that I’ve been involved in this business, I hate to admit how old I am, but I’ve been involved in it for over thirty years.

You know we’ve always been able to off set commodity cost increases, labor increases et cetera with price increases. Sometimes it will lag maybe a month maybe a quarter, but historically we’ve always been able to off set that. So we will work hard to make sure that if this does happen that we will get price increases to offset those input cost increases.

John Inch:	And then, Jim, is there any comment with the respect to the rest of Fortive while you’re on line?

Jim Lico:	Yes, no we’re cost position – there’s not a lot of concern. We have a little bit of sheet metal but you know it’s really – we’re – most of our input costs are related to electronics. We’re pretty confident we can mitigate anything that might be out there.

Who knows what’s out there too. It’s all speculation so but I feel – we feel very comfortable with both our input cost situation and our ability to get price in 2018.

John Inch:	Got it. Thanks very much.

Jim Lico:	Thanks, John.

Operator:	Your next question comes from the line Andrew Kaplowitz with Citi Group.

Andrew Kaplowitz:	Good morning guys congrats.

Jim Lico:	Thanks.

Carl Christenson:	Thank you.

Andrew Kaplowitz:	Jim, obviously this transaction seems like a way for Fortive shareholders to significantly increase their exposure to software and service to the new ownership. But how should be think about the legacy Fortive business?

You kind of answered the question before but you know should we still expect you to increase software and service at the business? Any change in the strategy of the legacy Fortive business?

Jim Lico:	No I think what we’ve tried to articulate is the strategy amongst the platforms around what we’re doing that individually. And I won’t take the time and you obviously know it well so. I think we’re very comfortable with where we sit today.

We’ll have – you know by the end of the year we’ll have five strategic platforms instead of six, but we did a good job in 2017 of building out in a couple of platforms. And the funnel is very robust in terms of being able to continue to do that.

So I think we’re comfortable with where we stand today and we think that this kind of transaction is one of those things where it’s so compelling you need to it.

I know sometimes we always like to maybe add while – add as well as the exact same time. But, we feel very comfortable that the timing of this was good, good timing to do this kind of thing and we’re very comfortable that we’ll build. We’ll be utilizing the cash we have and utilizing our M&A capacity over time.

Andrew Kaplowitz:	Great and then how do we think about the – called the new industrial technologies business going forward after this closes? I mean it will be transportation, tech and franchise distribution primarily you know as you know they’ve been a little slower growing lately.

So how do we think about it going forward? Is it possible to sort of disaggregate the businesses now? And I guess you’ve talked about GVR improving in growth as we get toward the end of this year and next year. So you know do you think that you want add more in particular to the overall industrial technologies business or is just sort of business as usual.

Jim Lico:	No I – well first I think we’ve – we feel good about the – if you look at the long term growth rate of both of those platforms that are remaining in industrial tech. We certainly feel good about the long term growth right there.

So I’d say that’s first, you know a little bit of air pocket right now but we feel good about it. I think secondly it’s a little premature to think about how things might be articulated down the road. Where a – you know it’d be the end of the year before we – we’ll be a lot of things we’ll do between now and the end of the year. So to get to this transaction.

So at the end of the year we’ll certainly be evaluating what segments and platforms look like but I suspect its more of the same, lot of work to continue to do what we need to do to be successful in our – in both those platforms and franchise distribution and transportation technologies.

Those businesses are doing a good job in their markets right now with a little bit of head wind. But we feel good about where they’ll end the year and at the end of the year we’ll take stock of what that looks like, but I think given the M&A capacity and the potential in the funnel, you know they’ll be something’s that maybe that happen in that regard as well. So we’ll take stock of all that at the end of the year.

Andrew Kaplowitz:	Thanks, Jim. Appreciate it.

Jim Lico:	Yes have a great day.

Chuck McLaughlin:	Thanks Andy.

Operator:	Your next question comes from the line of Richard Eastmen of Baird.

Richard Eastman:	Yes good morning. Just a couple quick questions maybe around the mechanics of the transaction. Could you just remind the billion six of the equity component, the 35 million new shares issued. Is that a fixed share number or dollar number?

Carl Christenson:	It’s a fix share number.

Richard Eastman:	OK. And then Chuck would you venture a guess at all or be able to bracket perhaps the post deal share reduction at Fortive? After the split could you bracket that reduction?

Chuck McLaughlin:	Yes I would think in the low 20 million. It really depends on where the price of Altra is when we close and Fortive as well. And so there’s a range of outcomes but in the low 20’s.

Richard Eastman:	OK, OK and just the last question I had for Carl perhaps. How do you look at the secular growth prospects for Newco here? You know maybe bracket a growth rate and maybe a degree of cyclicality around that growth rate?

Carl Christenson:	Yes so we think that these are GDP a little bit better than GDP growth businesses when we combine them. And if we execute well then we should be able to do a little bit better than that. So high growth businesses but their good growing businesses.

And I think one of the benefits of putting these two businesses together is it does diversify the end markets that we serve and so there should be some counter cyclicality. And I think that another critical aspect is the cash flow.

So even in a – you know when we’ve gone through some cycles the cash flow has been tremendous from these businesses. I went through the 08, 09 cycle we were really pleased with how much cash we generated and how we were able to continue to delever through that cycle. So there …

Richard Eastman:	OK.

Carl Christenson:	… really nice businesses that we’re putting together and they’ll be even better together then they were as two separate businesses.

Richard Eastman:	Understood, OK thank you. Thank you much.

Jim Lico:	Thanks Rick.

Operator:	Your next question comes from the line of Scott Graham of BMO.

Scott Graham:	Hi good morning congratulations to all. My first question is maybe on the Fortive side is you’re essentially deeming this business a non core business and understandable. You’d laid some of that out Jim.

I guess my question there is that as a non core business and maybe this also for you Chuck, and perhaps I missed this, but is this going to be merged? And how do you accounting wise report this? Because this isn’t – even a—is there like an equity income line? How did that role through your earnings?

Carl Christenson:	So it rolls through similar to as if we announced an acquisition. We we’re – we’ve got a deal signed here but until it closed nothing’s going to change in our guide and it will stay as part of our core.

That’s not our choice that’s just how the accounting works of it. So it’s going to stay in our guide until we close.

Scott Graham:	So the eight to nine percent delusion, does that contemplate potential equity income benefits from Altra?

Carl Christenson:	So it does but that eight to nine I should point out is proformative as if did the impact on a full year. The actual dilution this year will be much less than that because it’s not going to come out until this year.

And then of course as we deploy M&A we’d hope to off set that. But it’s as if it was out for the whole year, we reduced our shares and taken the income out on that and not deployed any capital.

Scott Graham:	OK.

Christian Storch:	And post-closing I think it’s two separate sets of shareholders sort of speak and …

Scott Graham:	Yes.

Christian Storch:	… I don’t think there’s any income will recognize at the Fortive level post closing.

Jim Lico:	Right.

Scott Graham:	Yes that’s clear to me now. OK thank you. On the Altra side, Carl and Christian, you have aspirations for the core business reaching a 15 percent margin and to get there you need 200 basis points of recovery in some of your weaker end markets from a couple years back.

So essentially its sort of a loose 15, you know you kind of need 13 and you need those markets to come back. Do you no longer need those markets to come back when you talk about separating of course this synergies – the core synergies from the deal? Which I’m not counting towards this but maybe like the Fortive business system. Is that something that can fill some of that gap?

Carl Christenson:	Yes I think that’s one of real benefits we get Scott from this Fortive business system. And there real expertise and how to drive organic growth.

So I think we’ve talked to you about how we try to identify end markets that we want to go after then customers and applications within those end markets and direct our resources there. They do an excellent job of that, they’ve got a really good solid process on how to do that.

Scott Graham:	Got it thank you all.

Male:	OK thanks Scott.

Male:	Thanks Scott.

Operator:	Again if you have a question please press star then one. Your next question comes from Charley Brady at SunTrust.

Patrick:	Good morning everyone this is actually Patrick standing in for Charley, thanks for taking my question. Just got one – yes thank you. Just got one question as most of questions were already asked. In terms of M&A capacity you know obviously that’s expanded now.

Are you guys still looking at the 2021 horizon or has that been – or have guys shifted the view to a little bit longer to sort of deploy that extra three billion? And what platform – I guess I know obviously you guys have mentioned that on this past related businesses are going to be a focus.

But have you guys put any though into what platform from beginning or the more focus now or are you guys thinking about maybe creating a new platform to boot with that?

Carl Christenson:	So Patrick I’ll take the first part and then I’ll let Jim apply – come in on the second part. Just on the mechanics of I think we’re – we had said five billion and when this closes it will be closer to 8 billion of capacity.

We haven’t put a time on that we’re just saying that’s what our capacity is and we’re – you know – and we’re active and looking – see a lot of deals out there.

Jim Lico:	Yes Patrick its Jim I would just maybe finish on that by saying – we always thought that we could deploy capital with in our current platform structure with 30 to 35 billion of market. Available markets a little bit smaller now with a – when A&S moves out but still plenty of opportunity for us to find ways to deploy capital. That said we are also looking at opportunities for new platforms.

So you know I think I said when we first spun out that if I were to look out in the five to six year time line then we probably would have – might have a new platform that’s almost two years ago. So maybe that becomes a little bit more likely.

So we don’t have to but we certainly have considerations for those kinds of things that could continue to transform the portfolio, build on the things that we do well, can add value with FBS. And so we’re very much active in looking forward to really building on the current businesses but not nervous in any way shape or form of adding something.

Patrick:	OK thank you.

Jim Lico:	Thank you.

Operator:	That was our final question. I would now like to turn the call back over Carl for his closing remarks.

Carl Christenson:	OK I’d like to thank everyone for joining today’s call. This is a really exciting transaction and marks a powerful expansion of our product portfolio and market coverage. And we look forward to capitalizing on the opportunities inherent in this transaction to deliver enhanced value to our shareholders. I’d like to thank you for joining today’s call.

Operator:	This does conclude today’s conference call. Thank you for attending and have a great rest of your day.

END